Exhibit 21.1
SUBSIDIARIES OF CALLIDUS SOFTWARE INC.

6FigureJobs.com, Inc.	United States
Actek Inc.	United States
Callidus Software (Canada) Inc.	Canada
Callidus Software (Singapore) Pte. Ltd.	Singapore
Callidus Software GmbH	Germany
Callidus Software Hong Kong Ltd.	Hong Kong
Callidus Software Ltd.	United Kingdom
Callidus Software Pty. Ltd	Australia
CallidusCloud (India) Pvt. Ltd.	India
CallidusCloud (Malaysia) Sdn. Bhd.	Malaysia
CallidusCloud Mexico, S. de R.L. de C.V.	Mexico
ForceLogix, Inc.	United States
iCentera, Inc.	United States
LeadFormix, Inc.	United States
LeadRocket, Inc.	United States
Litmos Limited	New Zealand
Outerjoin, Inc.	United States
Rapid Intake, Inc.	United States
Webcom d.o.o.	Serbia
Webcom, Inc.	United States